

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File No. 333 – 124849 1-2189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN
DECEMBER 31, 2005 AND 2004

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	15



Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 16, 2006

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2005	2004
Assets		
Cash	$ 4,670	$ 4,792
Investments	4,613,017	4,790,074
Due from brokers	3,044	10,087
NET ASSETS AVAILABLE FOR BENEFITS	$4,620,731	$4,804,953

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 111,473
Participant	225,077
Total contributions	336,550
Investment income (loss)	
Net depreciation in fair value of investments	(305,771)
Interest and dividends	129,149
Other	284
Net investment loss	(176,338)
Total additions	160,212
Deductions	
Benefits paid to participants	(347,484)
Other expenses	(305)
Net decrease prior to transfers	(187,577)
Plan transfers (note G)	
Transfers in	4,738
Transfers out	(1,383)
Total transfers	3,355
NET DECREASE AFTER TRANSFERS	(184,222)
Net assets available for benefits	
Beginning of year	4,804,953
End of year	$4,620,731

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda Chemical Industries, Ltd. of Japan), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan received notification in early 2005 that Putnam Fiduciary Trust Company transferred its record-keeping, custodial and administrative services to Mercer HR Outsourcing LLC, a Delaware limited liability company doing business as Mercer HR Services, and Mercer Trust Company, a New Hampshire Bank (collectively, "Mercer"). Mercer serves as the custodian and also the record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). Mercer serves as a trustee ("Trustee") of the Trust, and three officers of Abbott serve as co-trustees of the Trust ("Co-trustees"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. Employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offers thirteen investment options: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004 (see note G), may continue to hold the stock in their accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2005 and 2004, forfeitures reduced Abbott's contributions by approximately $722,000 and $864,000, respectively. Approximately $328,000 and $27,000 of forfeitures were available at the end of 2005 and 2004, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Hurricane Katrina Relief

The Katrina Emergency Tax Relief Act of 2005 (KETRA) was signed into law on September 23, 2005, to grant tax relief, including special tax treatment, for certain payments from several types of qualified plans. As a result, Abbott is operating the Plan to allow Hurricane Katrina-related hardship withdrawals and deferred repayment of loans under the Plan. Participants must meet certain eligibility criteria to qualify for these provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The SRP Stable Value Fund is valued at contract value because it is fully benefit responsive. Mercer maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses charged by Mercer. The average yield and crediting interest rates were approximately 5% for 2005 and 2004. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2005 and 2004, was $479,788,000 and $495,933,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Depreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Abbott common shares	$2,343,070	$2,876,551

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2005 and 2004, is presented below:

	2005	2004
Abbott common shares, 59,423,537 and 61,662,406 shares, respectively (dollars in thousands)	$2,343,070	$2,876,551
Market value per share	$39.43	$46.65

NOTE C - INVESTMENTS - Continued

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 72,631
Common shares/stock	(378,402)
	$(305,771)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Co-trustees, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SPIN-OFF AND ACQUISITIONS

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned, resulting in proceeds of $228,000,000 to the Plan. Participants who received Hospira stock through this distribution may either continue to hold the stock in their account or transfer it to another investment option.

Hospira established a new retirement plan for its employees, the Hospira 401(k) Retirement Savings Plan ("Hospira Plan"). On April 30, 2004, approximately 7,600 participants in, and $822,000,000 of assets held by, the Plan were transferred to the Hospira Plan. In 2005, a small number of participants, and approximately $1,400,000 of assets, were transferred from the Plan to the Hospira Plan.

Abbott made various acquisitions in 2005 and 2004 and, as a result, the qualified profit-sharing and 401(k) plans of the acquired companies were merged into the Plan. The effective date of the merger of the EAS plan was September 1, 2005, and resulted in a transfer of approximately $4,700,000 into the Plan. The effective date of the merger of the TheraSense, Inc. plan was August 2, 2004, and resulted in a transfer of approximately $7,100,000 into the Plan. The effective date of the merger of the i-Stat Corporation plan was December 2, 2004, and resulted in a transfer of approximately $7,300,000 into the Plan. Other 2004 Plan mergers resulted in transfers of approximately $1,200,000 into the Plan.

NOTE H - SUBSEQUENT EVENT

Effective January 1, 2006, the Plan was amended to state that only the portion of the Plan that is invested in Abbott shares is considered an employee stock ownership plan that meets the applicable United States IRC sections.



SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares, 59,423,537 shares				$2,343,070
Hospira, Inc., common stock, 4,926,812 shares				210,769
Mutual funds				
American Funds EuroPacific Growth Fund, Class R5 shares; 2,967,562				121,938
Dodge & Cox Balanced Fund, shares; 2,142,642				174,283
George Putnam Fund of Boston, Class Y shares; 3,670,390				65,957
Growth Fund of America, Class R5 shares; 5,387,254				166,197
Investment Company of America Fund, Class R5 shares; 1,851,657				58,049
Putnam Fund for Growth and Income, Class Y shares; 6,794,992				134,337
Putnam International Equity Fund, Class Y shares; 4,200,111				110,421
Putnam Voyager Fund, Class Y shares; 12,233,546				219,592
Washington Mutual Investors Fund, Class R5 shares; 2,320,353				71,536
Vanguard Extended Market Index Fund, shares; 3,743,013				128,348
Vanguard Institutional Index Fund, shares; 1,853,586				211,327
*Loans to participants, 4.0% to 9.5%				113,817
SRP Stable Value Fund, guaranteed investment contracts				
Canada Life Assurance Co.	2.56 %	06/02/06		5,250
Canada Life Assurance Co.	2.95 %	08/15/06		3,453
GE Life & Annuity Assurance Co.	5.72 %	02/15/06		2,924
GE Life & Annuity Assurance Co.	6.26 %	02/15/06		2,117

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2005
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund, guaranteed investment contracts - Continued				
GE Life & Annuity Assurance Co.	5.80 %	09/30/07		$ 10,469
GE Life & Annuity Assurance Co.	4.32 %	11/16/07		7,798
GE Life & Annuity Assurance Co.	4.19 %	02/05/08		5,767
GE Life & Annuity Assurance Co.	3.70 %	09/30/08		7,406
GE Life & Annuity Assurance Co.	4.13 %	01/02/09		9,271
GE Life & Annuity Assurance Co.	4.28 %	03/02/09		5,562
Hartford Life Insurance Co.	5.22 %	01/29/07		4,321
Hartford Life Insurance Co.	3.74 %	03/17/08		5,672
Hartford Life Insurance Co.	4.03 %	04/09/08		5,702
Hartford Life Insurance Co.	4.41 %	08/15/08		4,732
Hartford Life Insurance Co.	4.24 %	11/12/08		3,729
Hartford Life Insurance Co.	4.16 %	03/02/09		3,700
Jackson National Life Insurance Co.	4.14 %	09/01/09		10,507
Jackson National Life Insurance Co.	4.25 %	02/15/10		10,276
Jackson National Life Insurance Co.	4.40 %	04/01/10		10,431
John Hancock Mutual Life	5.52 %	06/30/07		10,477
Metropolitan Life Insurance Co.	5.07 %	03/30/07		12,878
Metropolitan Life Insurance Co.	5.56 %	06/04/07		4,401
Metropolitan Life Insurance Co.	4.04 %	09/28/07		9,696
Metropolitan Life Insurance Co.	4.35 %	01/10/08		4,869
Metropolitan Life Insurance Co.	2.45 %	02/15/08		6,656
Metropolitan Life Insurance Co.	3.94 %	08/01/08		4,618
Metropolitan Life Insurance Co.	4.38 %	11/11/08		5,610
Monumental Life Insurance Co.	4.81 %	06/15/06		6,055
Monumental Life Insurance Co.	5.54 %	01/26/07		13,831
Monumental Life Insurance Co.	4.59 %	06/30/09		10,691
Monumental Life Insurance Co.	4.13 %	12/31/09		10,451
Monumental Life Insurance Co.	4.55 %	07/01/10		10,308
New York Life	7.17 %	02/15/06		1,501
New York Life	5.27 %	06/30/06		8,965
New York Life	5.35 %	04/17/07		5,372
New York Life	5.79 %	08/15/07		6,253
New York Life	3.93 %	01/04/08		4,431
New York Life	3.06 %	06/18/08		12,140
New York Life	3.15 %	07/30/08		4,334

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2005
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund, guaranteed investment contracts - Continued				
Pacific Life Insurance Co.	4.24 %	12/01/08		$ 9,300
Pacific Life Insurance Co.	4.32 %	02/16/10		10,434
Principal Life Insurance Co.	2.37 %	06/02/06		5,189
Principal Life Insurance Co.	5.43 %	01/26/07		12,008
Principal Life Insurance Co.	5.72 %	04/30/07		5,388
Principal Life Insurance Co.	3.84 %	09/10/08		10,363
Principal Life Insurance Co.	4.38 %	05/17/10		10,379
Principal Life Insurance Co.	4.50 %	08/16/10		10,270
Protective Life Insurance Co.	5.45 %	06/30/06		4,411
Protective Life Insurance Co.	4.17 %	02/15/08		5,305
Protective Life Insurance Co.	4.15 %	02/15/08		10,200
Protective Life Insurance Co.	3.22 %	07/30/08		5,187
Prudential Asset Management Co.	4.22 %	11/13/09		10,252
Prudential Asset Management Co.	4.20 %	11/30/09		7,861
Prudential Asset Management Co.	4.23 %	01/04/10		7,864
Security Life of Denver	4.22 %	09/30/09		10,557
Travelers Insurance Co.	7.10 %	02/16/06		2,605
Travelers Insurance Co.	5.35 %	06/30/06		4,351
Travelers Insurance Co.	4.10 %	09/30/07		4,309
Travelers Insurance Co.	4.15 %	12/31/07		4,443
Travelers Insurance Co.	2.36 %	02/15/08		3,309
Travelers Insurance Co.	3.98 %	10/30/09		10,067
*Mellon Bank STIF	4.23 %			46,700
				$4,613,017

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2005 AND 2004

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)......	14



Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 16, 2006

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2005	2004
Assets		
Cash	$ 471	$ 474
Investments	166,849	201,878
Due from brokers	126	424
Total assets	167,446	202,776
Liabilities	3	4
NET ASSETS AVAILABLE FOR BENEFITS	$167,443	$202,772

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,801
Participant	9,821
Total contributions	15,622
Investment income (loss)	
Net depreciation in fair value of investments	(18,242)
Interest and dividends	5,020
Net investment loss	(13,222)
Total additions	2,400
Deductions	
Benefits paid to participants	(37,571)
Other expenses	(158)
Total deductions	(37,729)
NET DECREASE	(35,329)
Net assets available for benefits	
Beginning of year	202,772
End of year	$167,443

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan received notification in early 2005 that Putnam Fiduciary Trust Company transferred its record-keeping, custodial and administrative services to Mercer HR Outsourcing LLC, a Delaware limited liability company doing business as Mercer HR Services, and Mercer Trust Company, a New Hampshire bank (collectively, "Mercer"). Mercer is the custodian ("Custodian") and also the record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and a committee comprised of three officers of Abbott (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2005 and 2004, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers thirteen investment options: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Vanguard Institutional Index Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004 (see note G), may continue to hold the stock in their accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2005 and 2004, forfeitures reduced Abbott's contributions by $4,000 and $23,000, respectively. Approximately $8,000 and $-0- of forfeitures were available at the end of 2005 and 2004, respectively, to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw the first 2% of their after-tax contributions in shares or in cash, subject to certain limitations. Participants may withdraw after-tax contributions in excess of 2% at any time.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund that invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 5% for both 2005 and 2004. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Abbott common shares	$120,037	$152,084
Hospira common stock	9,774	9,816

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2005 and 2004, is presented below:

	2005	2004
Abbott common shares, 3,044,310 and 3,260,108 shares, respectively (dollars in thousands)	$120,037	$152,084
Market value per share	$39.43	$46.65

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 476
Common shares/stock	(18,718)
	$(18,242)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and the Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - HOSPIRA SPIN-OFF

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may either continue to hold the stock in their account or transfer it to another investment option.

NOTE H - SUBSEQUENT EVENT

On April 21, 2006, Abbott completed its acquisition of the vascular businesses of Guidant Corporation ("Guidant"). Approximately 100 participants from the qualified profit-sharing plan of Guidant's Puerto Rico affiliate are eligible to roll over their account balances from the Guidant plan into the Plan. Through May 31, 2006, none of the eligible participants have elected to make such a rollover contribution.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares, 3,044,310 shares		$120,037
Hospira, Inc., common stock, 228,474 shares		9,774
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5 shares; 17,412		715
Dodge & Cox Balanced Fund, shares; 3,646		297
George Putnam Fund of Boston, Class Y shares; 48,049		863
Growth Fund of America, Class R5 shares; 25,302		781
Investment Company of America Fund, Class R5 shares; 5,719		179
Putnam Fund for Growth and Income, Class Y shares; 91,662		1,812
Putnam International Equity Fund, Class Y shares; 27,853		732
Putnam Voyager Fund, Class Y shares; 217,464		3,903
Washington Mutual Investors Fund, Class R5 shares; 6,951		214
Vanguard Extended Market Index Fund, shares; 13,907		477
Vanguard Institutional Index Fund, shares; 12,048		1,374
Collective trust fund		
Putnam Stable Value Fund, Class Y shares; 4,438,386		4,443
*Loans to participants, 4.0% to 9.5%		21,248
		$166,849

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: ______________________________
Stephen R. Fussell
Plan Administrator

Date: June 23, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253 and 333-124849).

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 16, 2006

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Exhibit 23.2

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253 and 333-124849).

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 16, 2006

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International